SIGNAL ADVANCE INC, WITHDRAWAL OF POST EFFECTIVE AMENDMENT

Signal Advance, Inc.
3515 County Road 81
Rosharon, TX 77583

December 28, 2015

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Caleb French


Re:    Signal Advance, Inc. - Request for Withdrawal of
       Post-Effective Amendment No. 2 to Registration
       Statement on Form S-1 (File No. 333-195427)


Mr. French,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Signal Advance, Inc., a Texas corporation, requests the withdrawal, effective immediately, of the above-referenced Post-Effective Amendment No. 2, filed on December 23, 2015, to Registration Statement on Form S-1/A (File No. 333-195427), originally filed with the Securities and Exchange Commission on May 15, 2014 and declared effective on May 21, 2014.

The Post-Effective Amendment was inadvertantly filed using Form S-1/A. A Post-Effective Amendment will be refiled using the correct Form POS AM.

No securities were sold in connection with the Post-Effective Amendment.

Please contact the Company President, Chris M. Hymel, at telephone number 713 510 7445 or by email at chymel@signaladvance.com should you require additional information regarding the foregoing.


Thank You


/s/ Chris M. Hymel

Chris M. Hymel, President
Signal Advance, Inc.